TERYL RESOURCES CORP

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES - FISH CREEK CLAIMS PROGRESS REPORT

For Immediate Release: May 6, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) reports that assays on the first phase of drilling on the Fish Creek claims, Alaska, have not revealed economic values on four out of the five hole reverse drilling program. Hole number five, however, intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet from surface. The five-hole reverse circulation drill program was completed to test several magnetic anomalies for placer and lode gold values.

The next phase of drilling recommended is to locate the extension of the gold discovery on the adjoining Gil project, which may extend onto the Fish Creek property. The Gil project is a joint venture with Kinross Gold Corporation and is currently being drilled in a first phase US$830,000 exploration program to upgrade defined resources and expand known mineralization zones. Also recommended on Fish Creek is seismic exploration on the western portion of the property to locate economic placer channels.

Teryl will continue to evaluate the potential to establish hard rock and placer gold mineralization on the Fish Creek claims prior to the possibility of mining operations commencing on the adjacent Gil project. Teryl Resources Corp. can earn a 50% interest in the Fish Creek Claims from Linux Gold Corp. (OTC BB: LNXGF) by expending US$500,000 in exploration. Linux Gold Corp. has the option to back in for a 25% working interest or retain a 5% NSR.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Claims (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com